ECOPETROL REPORTS ON THE DECISIONS ADOPTED AT THE SHAREHOLDERS' MEETING ON MARCH 30, 2023.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that the ordinary General Shareholders’ Meeting was held today, prior to convocation and compliance with the legal requirements necessary for the session.

The ordinary General Shareholders’ Meeting submitted for the consideration of the shareholders the items of the agenda included in the notice of call published on February 25, 2023, which were voted and approved by the majority legally required for that purpose.

Among the points submitted for consideration by the highest corporate body, stands out the approval by ~95.42% of the shares represented, of the management’s proposal on the distribution of profits, which establishes the distribution of an ordinary dividend of four hundred and eighty-seven pesos (COP $ 487) per share and an extraordinary dividend, equivalent to one hundred and six pesos (COP $ 106) per share, for a total dividend of five hundred and ninety-three pesos (COP $ 593) per share. This dividend is the highest in history, equivalent to a total distribution of COP$24,382,199,951,286.

The dividend payment to minority shareholders will be made in three equal installments, as follows: April 27, September 28 and December 21, 2023. In the case of dividends to be paid to the majority shareholder, the plan is to offset the dividends to be paid to the majority shareholder against the balance of the account receivable from the majority shareholder, in relation to the Fuel Price Stabilization Fund (FEPC) for the second, third and a portion of the fourth quarter of 2022, no later than December 31, 2023.

The shareholders assembled in the General Shareholders’ Meeting also approved by ~99.98% of the shares represented, the election of the company’s Board of Directors, which is now integrated by the following members:

Non-independent Representatives:

•	Monica de Greiff Lindo
•	Gonzalo Hernández Jimenez

Independent Representatives:

•	Saul Kattan Cohen
•	Claudia Gonzalez Sanchez
•	Gabriel Mauricio Cabrera Galvis
•	Luis Alberto Zuleta Jaramillo
•	Esteban Piedrahita Uribe
•	Sandra Ospina Arango
•	Juan José Echavarría

Likewise, the highest corporate body of Ecopetrol S.A. approved the appointment of the firm Ernst & Young Audit S. A.S. as the External Auditor, with the favorable vote of ~99.99% of the shares represented, for the remainder of the 2021-2025 term and set its fees for the 2023 term at COP $ 4,139,366,593 plus VAT, and an option to use for the 2024 term, worth COP $ 4,375,710,523 plus VAT.

Regarding the individual and consolidated audited Financial Statements as of December 31, 2022, it is noted that they were approved by 99.10% of the shares represented. It is noteworthy that the revenues amounted COP 159.5 trillion, with a 73.8% growth, and the EBITDA reached COP 75.2 trillion, increasing 79.3%. The net income attributable to Ecopetrol’s shareholders closed at COP 33.4 trillion.

"During 2022, the Ecopetrol Group continued delivering record operating and financial results and above the targets set at the beginning of the year. This, together with environmental, social and governance actions consistent with best industry practices and standards, and in line with our commitment to generate sustainable value society and our shareholders. The above occurred within a reliable and safe operation that covers all Ecopetrol Group contractors and employees, which is reflected in a low accident rate, with a TRIF (Total Recordable Incidents Frequency) of 0.33, the lowest in Ecopetrol’s history, placing us as an international reference” Felipe Bayón, CEO Ecopetrol Group.

Bogotá D.C., March 30, 2023

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, reserves, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (a)

Juan Guillermo Londoño

Correo electrónico: juan.londono@ecopetrol.com.co